Exhibit 99.4

CERTIFICATE

TO:	Ontario Securities Commission

Alberta Securities Commission

British Columbia Securities Commission

The Manitoba Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities Service Newfoundland and Labrador

Office of the Superintendent of Securities (Prince Edward Island)

Financial and Consumer Affairs Authority of Saskatchewan

RE:	Special Meeting (the “Meeting”) of Shareholders scheduled for June 19, 2019

The undersigned, Phil Shaer, the duly appointed Chief Legal Officer of Canopy Growth Corporation (the “Corporation”), in such capacity and not in his personal capacity, hereby provides notice that the Corporation intends to rely on Section 2.20 of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) permitting the abridgment of the times prescribed in subsections 2.1(b), 2.2(1) and 2.5(1) of NI 54-101, and hereby certifies that the Corporation has arranged to:

(a)	have proxy-related materials for the Meeting sent in compliance with the applicable timing requirements in sections 2.9 and 2.12 of NI 54-101; and

(b)	have carried out all of the other requirements of NI 54-101.

DATED this 23rd day of May, 2019.

CANOPY GROWTH CORPORATION

Per:	“Phil Shaer”
Phil Shaer
Chief Legal Officer